EAST COAST DIVERSIFIED CORPORATION
1475 West Cypress Road, Suite 201
Ft. Lauderdale, FL 33309

Date: April 8, 2008

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Susan Block

Mail-Stop 3561

Re: East Coast Diversified Corporation
Revised Preliminary Schedule 14A
File No. 000-50356
Filed March 27, 2008

Dear Ms. Block:

This letter is in response to the staff’s comment letter dated April 7, 2008, with respect to the above-referenced Revised Preliminary Schedule 14A. For the convenience of the staff, we have included each of the staff’s numbered comments followed by our numbered responses to each comment.

Required Vote

Comment 2. We note your response to our prior comment 2 and added disclosure. We also note your disclosure that the Stock Sale Agreement requires the approval of a majority of the shares of common stock and preferred stock. Please revise to clarify here what you mean by majority of the shares of common stock and preferred stock. Is it a majority of the votes taking into account the preferred shareholders ability to vote one hundred votes per share of Preferred Stock or each class voting separately? In this regard, disclose what percentage of the vote Certain Affiliated Parties will have.

Response 2. We have revised and expanded disclosure under subheading “Required Vote” and added a table depicting the Total Voting Shares and Voting Power of Certain Affiliated Parties.

Yours truly,

/s/ Richard J. Margulies, CEO and Director